

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2010

By U.S. Mail and Facsimile (202) 204-5600

Patrick G. O'Brien
President and Chief Executive Officer
FedFirst Financial Corporation
Donner at Sixth Street
Monessen, Pennsylvania 15062

Re: **FedFirst Financial Corporation**
 Registration Statement on Form S-1
 Filed March 12, 2009
 File No. 333-165437

Dear Mr. O'Brien:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition of Insurance Commissions and Contingency Fees, page F-

1.   We note your response to comment number 15 of your letter dated April 21, 2010.
        Please confirm that on a going forward basis, you will revise your accounting policy for
        policies that Exchange Underwriters, Inc. directly bills to policyholders, to record income
        at the latter of the effective date of the insurance policy or the date the client is billed.

2.   We note your response to comment number 16 of your letter dated April 21, 2010.
        Although we understand that you do not maintain an allowance for estimated policy
        cancellations, and such amounts if any are not significant, please revise your future
        filings to include your accounting policy.

Note 2 – Securities, pages F-15-F-19

Corporate Debt

3.   We note your response to comment number 17 of your letter dated April 21, 2010. Based
        on the guidance in ASC 320-10-35-33f-33i, we believe you must consider the specific
        credit characteristics of the collateral underlying each security to measure credit loss for
        your OTTI analysis. In this regard, please tell us and expand the disclosure to clearly
        state which collateral specific information you review to assess credit characteristics of
        the underlying collateral for each security analyzed and revise your disclosure to
        comprehensively bridge the gap between your credit assessment of the collateral and the
        cash flow scenario you ultimately use for your present value of expected cash flows.

4.   Please expand your disclosure to define "interest shortfall" and "break in yield" as
        presented in your table of pooled preferred trust obligations at December 31, 2009. Also,
        discuss what these amounts signify, including relating these amounts to other column
        descriptions as presented in the note.

                                           *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3770 with any other questions.


Sincerely,

Todd K. Schiffman
Assistant Director


cc: Paul M. Aguggia, Esq.
       Aaron M. Kaslow, Esq.
       Kilpatrick Stockton LLP
       607 14th Street, N.W.
       Suite 900
       Washington, D.C. 20005

       Hugh T. Wilkinson, Esq.
       Elias, Matz, Tiernan & Herrick L.L.P.
       734 15th Street, N.W.
       11th Floor
       Washington, D.C. 20005